SEC File Number: 1-9601

CUSIP Number: 482740206;
482740107

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
Commission File Number 1-9601

(Check One):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2009

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the transition period ended:

Read Instruction (on back page) Before Preparing Form.
Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

K-V Pharmaceutical Company
Full Name of Registrant

N/A
Former Name if Applicable

2503 South Hanley Road
Address of Principal Executive Office (Street and Number)

St. Louis, MO 63144
City, State and Zip Code
PART II
RULE 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III
NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
(Attach extra Sheets if Needed)
As previously disclosed in its public filings, the Audit Committee (the “Audit Committee”) of the Board of Directors (the “Board”) of K-V Pharmaceutical Company (the “Company”) conducted an internal investigation with respect to a range of specific allegations involving, among other items, FDA regulatory and other compliance matters and management misconduct. While the Audit Committee’s investigation has been substantially completed, the Audit Committee has referred certain matters with a potential financial reporting impact resulting from its investigation to management for resolution. Until these matters can be resolved, the Company will not be in a position to file its Annual Report on Form 10-K for the Company’s fiscal year ended March 31, 2009 (the “Form 10-K”) with the U.S. Securities and Exchange Commission (the “SEC”). The Company expects these matters to be resolved before the end of July 2009. In addition, the Company is continuing to evaluate the financial statement implications of the provisions of the consent decree the Company entered into with the U.S. Food and Drug Administration (the “FDA”) on March 2, 2009 and of the previously disclosed actions to recall all of the products it manufactured, suspend manufacturing and shipment of its products, substantially reduce its workforce and realign its cost and organizational structure.

As a result of the investigation conducted by the Audit Committee and the matters related thereto currently under evaluation by management, the Company is unable to file its Form 10-K with the SEC. The Company is in the process of preparing the Form 10-K but is unable, at this time, to estimate when the Form 10-K will be filed.
Upon completion of the Company’s evaluation of its internal controls over financial reporting, the Company expects to report in the Form 10-K, when such report is filed, one or more material weaknesses in internal controls over financial reporting. In addition, the Company believes that there are significant uncertainties regarding its ability to continue as a going concern during the upcoming fiscal year and, as a result, the Company expects that the report of its independent registered public accounting firm accompanying its annual consolidated financial statements likely will highlight the existence of substantial doubt regarding the Company’s ability to continue as a going concern.
PART IV
OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification.

Ronald J. Kanterman	(314)	645-6600

(Name)	(Area Code)	(Telephone Number)
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☐ Yes           ☑ No
As previously disclosed, the Company has not been able to file its Form 10-Q for the Company’s second fiscal quarter ended September 30, 2008 and its Form 10-Q for the Company’s third fiscal quarter ended December 31, 2008.
In addition, also as previously disclosed, as a result of the Audit Committee investigation described above, the unaudited consolidated financial statements accompanying the Form 10-Q for the Company’s first fiscal quarter ended June 30, 2008 have not been reviewed by the Company’s independent registered public accounting firm, KPMG LLP, as required by Rule 10-01(d) of Regulation S-X. The Company will have the unaudited consolidated financial statements reviewed after completion of the Audit Committee investigation and will disclose any material changes to the unaudited consolidated financial statements in subsequent filings with the SEC.
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☑ Yes           ☐ No
If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
Although the Company is currently unable to file its Form 10-K, it anticipates that it will experience significant changes in its results of operations from the corresponding period for the last fiscal year to be reflected by the earnings statements to be included in such report when ultimately filed. As the Company previously disclosed, on March 2, 2009, the Company entered into a consent decree with the FDA regarding the Company’s drug manufacturing and distribution, which was entered by the U.S. District Court, Eastern District of Missouri, Eastern Division on March 6, 2009. The consent decree requires, among other things, that, before resuming manufacturing, the Company retain and have an independent expert undertake a review of the Company’s facilities and certify compliance with the FDA’s current good manufacturing practice regulations. The Company’s actions and the requirements under the consent decree have had a material adverse effect on the Company’s results of operations and liquidity position. Also, as previously disclosed, the Company has had multiple product recalls during fiscal 2009, including a nationwide recall initiated in January 2009 affecting most of the Companies products. On December 23, 2008, the Company announced it had voluntarily suspended shipments of all of its FDA approved drug products in tablet form and, effective January 22, 2009, the Company voluntarily suspended the manufacturing and shipment of the remainder of its products, other than three products it distributes but does not manufacture and which do not generate a material amount of revenue for the Company. As a result, the Company estimates that net revenues for the fiscal year ended March 31, 2009 will be significantly adversely affected. In addition, the Company is exposed to significant costs as a result of the multi-product recall, the costs associated with the disposal of Company inventory, and potential claims certain customers may assert pursuant to arrangements between such customers and the Company for the reimbursement of any additional costs incurred by such customers for procuring products the Company did not supply. The Company estimates that these costs will adversely affect its results of operations for the fiscal year ended March 31, 2009 by $140 million to $150 million.
As a result of these factors and the matters related to the Audit Committee investigation, the Company anticipates it will incur a net loss for the fiscal year ended March 31, 2009, which represents a significant adverse change in the results of its operations from the Company’s fiscal year ended March 31, 2008.
At present, the Company is unable to provide a reasonable estimate of the results of operations for the fiscal year ended March 31, 2009 due to the ongoing nature of the various matters described above.
* * * * * * * * *

K-V Pharmaceutical Company
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.
Date: June 2, 2009
K-V Pharmaceutical Company

By:	/s/ Ronald J. Kanterman
Ronald J. Kanterman
Vice President, Chief Financial Officer and Treasurer